Board of Directors
ASIA GLOBAL HOLDINGS CORP.
1601-1604 CRE Centre
889 Cheung Sha Wan Road
Kowloon, Hong Kong

Gentlemen:

Due to unexpected health problems, I hereby resign as Chief Executive Officer, Chief Financial Officer and as a Director of Asia Global Holdings Corporation (the “Company”) to be effective immediately. I state and represent that this resignation is not because of any disagreement between myself and the management of the Company relating to the Company’s operations, policies and practices.

Very truly yours,

/s/ Michael Mak

Michael Mak